UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A (Amendment No. 1)	SEC FILE NUMBER
811-08387

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Metavesco, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

410 Peachtree Pkwy, Suite 4245
Address of Principal Executive Office (Street and Number)

Cumming, GA 30041
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Metavesco, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (the “Form 10-K”) by September 28, 2022, the original due date for such filing, without unreasonable effort or expense, due to the Company’s limited internal resources and resulting inability to compile the information required to complete the audit in time to file the Form 10-K by its original due date.

The Company has been working closely with its auditors to file the Form 10-K no later than October 13, 2022.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ryan Schadel	678	341-5898
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in a Form 10-Q filed on May 16, 2022, the Company disclosed that it has commenced operations as a web3 enterprise. The Company now generates income as a liquidity provider, via decentralized exchanges such as Uniswap. Additionally, the Company farms tokens via Proof of Stake protocols on decentralized exchanges, as well as centralized exchanges including the Coinbase exchange. The Company also now invests in promising NFT projects and virtual land, primarily on EVM protocols. Prior to March 2022, the Company was engaged in either identifying (i) a new business to enter into; or, (ii) an active business with which to merge or otherwise acquire.

Due to the delay in finalizing certain financial and other related data in the Form 10-K, the Company’s results of operations for the period ended June 30, 2022 have not been finalized. However, the Company preliminarily expects to report results of operations as follows:

Revenue

In March 2022, the Company commenced operations as a web3 enterprise and purchasing digital assets. Revenue for the years ended June 30, 2022 and 2021 was derived from airdrops, liquidity pool fees and staking rewards and are expected to be approximately $100,000 and $0, respectively.

Our business plan includes earning income from liquidity fees and staking. Airdrop revenue represents APE coin awards received as a result of holding the Mutant Ape Yacht Club NFT. Airdrop revenue is generally a one-time award and the Company does not have expectations of airdrop further revenue. The Company seeks higher returns from liquidity pool fees by selecting pairs with higher risk and good volumes.

Our high trade volume is due to adjusting parameters on our liquidity pools. Each trade generates a realized gain or loss.

Administrative Expenses

Administrative expenses of approximately $165,000 and $70,970 are expected for the years ended June 30, 2022 and 2021, respectively. These expenses are primarily costs related to keeping the Company current in its SEC filings and costs incurred for legal expenses related to conversion from a Virginia corporation to a Nevada corporation, amendments to the amended and restated articles of incorporation and the issuance of Series A Convertible Preferred Stock.

Interest Expense

Interest expense of approximately $13,000 and $45,692 are expected for the years ended June 30, 2022 and 2021, respectively. The decrease in interest expense is due to the settlement of the convertible note payable.

Impairment of Digital Assets Held

Impairment of digital assets held of approximately $234,000 and $0 are expected for the years ended June 30, 2022 and 2021, respectively. Digital assets are accounted for as intangible assets are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. Subsequent reversal of impairment losses is not permitted. We will not recognize any increases in the fair value of digital assets held until a gain is recognized on sale. Impairment losses are a non-cash expense.

Realized Gain (Loss) on Sales/ Exchange Digital Assets Held

We generally do not seek to earn income from actively trading digital asset held. We will dispose of assets in circumstances when there is a significant increase in the fair value of an asset or when holding an asset is no longer consistent with our business plan.

Net Loss

We expect to report a net loss of approximately $1,116,000 and $116,662 during the years ended June 30, 2022 and 2021, respectively. Any increase in revenue was offset by an increase in administrative, impairment expenses and realized loss on sales/ exchange on digital assets held.

Our losses were primarily due to a broad deterioration of the crypto-currency market.

Liquidity and Capital Resources

We have incurred recurring operating losses and negative operating cash flows through June 30, 2022, and we expect to continue to incur losses and negative operating cash flows at least through the near future. We have obtained approximately $340,000 of funding by issuing a demand promissory note and convertible promissory notes to Ryan Schadel, the Company’s Chief Executive Officer, sole director and majority stockholder, to meet our most critical cash requirements. On March 16, 2022, the Company entered into Stock Purchases Agreements whereby the Company issued 22 shares to Series A Convertible Preferred Stock and various Warrants for approximately $1,100,000 in cash. At June 30, 2022, approximately $36,000 of cash was in held at a financial institution and approximately $0 was held at Coinbase, Inc. The Company expects over the next twelve months, cash held at a financial institution will be expended on professional fees, transfer agent, Edgar agent and other administrative costs. The cash held at Coinbase Inc. will be deployed to purchase digital assets to generate staking rewards and liquidity pool fees. We hope to start paying some of our suppliers and contractors in digital assets in the coming months. However, there can be no assurance we will be able to pay any of our suppliers and contractors in digital assets.

Forward-Looking Statements

This notification contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks” and “estimates,” variations of such words and similar expressions identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements, and the assumptions on which they are based, are inherently speculative and are subject to a number of risks and uncertainties that could cause our actual results to differ materially from such statements. Investors are cautioned that many of the assumptions on which our forward- looking statements are based are likely to change after such statements are made. We undertake no obligation to update any of our forward-looking statements for any reason, notwithstanding any changes in our assumptions, changes in our business plans, our actual experience, or other changes. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

METAVESCO, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 3, 2022	By:	/s/ Ryan Schadel
		Name:	Ryan Schadel
		Title:	Chief Executive Officer